UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 )*

Under the Securities Exchange Act of 1934

BTRS HOLDINGS INC.

(Name of Issuer)

Class 1 Common Stock

(Title of Class of Securities)

11778X104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11778X104	13G

1.	Name of Reporting Persons: Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,245,740
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,245,740
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,245,740
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)

Based upon an aggregate of 158,108,589 shares of Class 1 Common Stock outstanding, which is the sum of (i) 154,393,148 shares of Class 1 Common Stock outstanding as of December 15, 2021, as reported in the Prospectus filed by the Issuer pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 16, 2021 and (ii) 3,715,441 shares of Class 1 Common Stock issued by the Issuer on December 21, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2021.

CUSIP No. 11778X104	13G

1.	Name of Reporting Persons: Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,245,740
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,245,740
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,245,740
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon an aggregate of 158,108,589 shares of Class 1 Common Stock outstanding, which is the sum of (i) 154,393,148 shares of Class 1 Common Stock outstanding as of December 15, 2021, as reported in the Prospectus filed by the Issuer pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 16, 2021 and (ii) 3,715,441 shares of Class 1 Common Stock issued by the Issuer on December 21, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2021.

CUSIP No. 11778X104	13G

1.	Name of Reporting Persons: Riverwood Capital Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 11,291,232
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11,291,232
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,291,232
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.1%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon an aggregate of 158,108,589 shares of Class 1 Common Stock outstanding, which is the sum of (i) 154,393,148 shares of Class 1 Common Stock outstanding as of December 15, 2021, as reported in the Prospectus filed by the Issuer pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 16, 2021 and (ii) 3,715,441 shares of Class 1 Common Stock issued by the Issuer on December 21, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2021.

CUSIP No. 11778X104	13G

1.	Name of Reporting Persons: Riverwood Capital Partners II (Parallel – B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,954,508
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,954,508
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,954,508
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.9%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon an aggregate of 158,108,589 shares of Class 1 Common Stock outstanding, which is the sum of (i) 154,393,148 shares of Class 1 Common Stock outstanding as of December 15, 2021, as reported in the Prospectus filed by the Issuer pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 16, 2021 and (ii) 3,715,441 shares of Class 1 Common Stock issued by the Issuer on December 21, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2021.

Item 1.

(a)	Name of Issuer:

BTRS Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1009 Lenox Drive, Suite 101

Lawrenceville, New Jersey 08648

Item 2.

(a)	Name of Person Filing:

Riverwood Capital GP II Ltd. (“Riverwood GP”)

Riverwood Capital II L.P. (“Riverwood LP”)

Riverwood Capital Partners II L.P. (“RCP”)

Riverwood Capital Partners II (Parallel – B) L.P. (“RCP Parallel – B”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class 1 Common Stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP Number:

11778X104

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

As of December 31, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page, with the following Reporting Persons holding the Shares directly: (i) RCP held 11,291,232 shares of Common Stock directly and (ii) RCP Parallel – B held 2,954,508 shares of Common Stock directly.

Riverwood LP is the sole general partner of each of RCP and RCP Parallel-B (the Riverwood Funds”). The general partner of Riverwood LP is Riverwood GP. Riverwood LP and Riverwood GP may be deemed to have voting and dispositive power over, and may be deemed to be indirect beneficial owners of the shares held by the Riverwood Funds. All investment decisions with respect to the shares held by the Riverwood Funds are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood Funds are made by a majority vote of Riverwood GP’s multiple shareholders. No natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Reporting Persons. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Act.

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL – B) L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks